Exhibit 99.1

Alarum Provides Preliminary Guidance of its Revenues and Cash Balance for 2022

Revenue Estimated to Reach Record-Breaking Achievement of More Than $18.5 Million with 80% YOY Growth

Tel Aviv, Israel, Jan. 25, 2023 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company” – formerly known as Safe-T Group Ltd.), a global provider of cybersecurity and privacy solutions to consumers and enterprises, today provided preliminary revenue and cash balance guidance for the fourth quarter and full year ended December 31, 2022.

Based upon a preliminary, unaudited review, Alarum expects to report revenues for the full year ended December 31, 2022, of more than $18.5 million, compared to revenues of $10.3 million reported in the full year ended December 31, 2021, representing growth of approximately 80%. Revenue growth continues to be driven by the Company’s ongoing investment in its leading privacy products. Revenues for the fourth quarter ended December 31, 2022, were approximately $5 million, an increase of approximately 35% compared to $3.7 million reported for the fourth quarter ended December 31, 2021.

The Company’s preliminary cash and cash equivalents balance as of December 31, 2022, aggregated to approximately $3.4 million. This balance does not reflect a potential of up to additional $2.7 million in funds that may be made available pursuant to the secured credit facility and investment financing entered into by the Company during 2022.

Shachar Daniel, Chief Executive Officer of Alarum, stated, "We are pleased to have made these achievements during 2022 with growth of 80% year-over-year, and the eighth consecutive quarter of record revenues."

"An additional milestone we accomplished this year was turning our subsidiary, NetNut Ltd., to a profitable company, while accelerating its revenue growth. The Company’s overall burn rate was significantly reduced in the third and fourth quarters of 2022, and we expect this trend to continue in 2023," Mr. Daniel added.

Alarum expects to release the fully reviewed and audited financial statements on or before March 31, 2023.

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of digital privacy and cyber-security and solutions. The Company operates in two distinct segments: solutions for enterprises and solutions for consumers.

Via NetNut Ltd., our privacy solutions for enterprises are based on our world’s fastest and most advanced and secured proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

Our cybersecurity and privacy solutions for consumers provide a privacy blanket against online threats as well as a powerful, secured, and encrypted connection, masking users’ online activity and keeping them safe from hackers. The solutions are designed for basic and advanced use cases, ensuring complete protection of personal and digital information.

The Company's previously developed cybersecurity solutions for enterprises are offered by an information security provider, as a solution or cloud service.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws and the Israeli securities law. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of revenues and revenue growth for the fourth quarter and full year ended December 31, 2022, its preliminary cash and cash equivalents balance as of December 31, 2022, the potential for additional funds under the secured credit facility and investment financing, the drivers of the Company’s revenue growth, future revenue growth, the expectation that the decrease in Company’s cash burn rate will continue in 2023, and overall performance. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Company is providing revenue, cash and cash equivalents balance estimates in this press release, rather than final amounts, primarily because the financial closing process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from these preliminary estimates.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

+972-(0)52-3044404
investors@alarum.io